Filed by Telesp Celular Participações S.A.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Centro Oeste Participações S.A.
Commission File No. 001-14489

THE FOLLOWING IS THE PORTION OF A PRESENTATION GIVEN TO INVESTORS ON OCTOBER 29, 2003 RELEVANT TO THE PROPOSED MERGER OF THE SHARES (INCORPORAÇÃO DE AÇÕES) OF TELE CENTRO OESTE PARTICIPAÇÕES S.A. INTO TELESP CELULAR PARTICIPAÇÕES S.A.

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     These materials may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements.

     The forward-looking statements in these materials are subject to a number of risks and uncertainties, including but not limited to changes in technology, regulation, the global cellular communications marketplace and local economic conditions. These forward-looking statements relate to, among other things:

•	management strategy;

•	synergies;

•	operating efficiencies;

•	integration of new business units;

•	market position;

•	revenue growth;

•	cost savings;

•	capital expenditures;

•	flexibility in responding to market conditions and the regulatory regime;

•	influence of controlling shareholders;

•	litigation;

•	the timetable for the merger of shares.

     Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

     These statements reflect our current expectations. In light of the many risks and uncertainties surrounding this marketplace, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

     Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction, which Telesp Celular Participações S.A. has filed with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4, because it contains important information. Investors and security holders may obtain a free copy of these materials and other documents filed by Telesp Celular Participações S.A. and Tele Centro Oeste Participações S.A with the Commission at the Commission’s website at www.sec.gov. These materials may also be obtained for free from Telesp Celular Participações S.A.

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Telesp Celular Participacoes 3Q03 - Conference Call 10/29/03

Safe Harbor Clause Forward Looking Statements This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines, market share, financial results and other aspects of the activity and situation relating to the Company. The forward looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. To facilitate comparison, 2Q03 is presented on a pro forma basis consolidating TCO 100%. More detailed information about TCP operators is available in the press release.

Update on TCO Acquisition

Acquisition of Control	Tender Offer of Commons shares minority shareholders	Incorporation of Shares

Status

Acquisition of Control

- Final contract signed on Apr. 25
- Total Value of the transaction R$1.5 billion[1]
- Payment installments until 2008
- Approved by Extraordinary General Meeting (EGM) in Sep. 02

Tender Offer of Commons shares minority shareholders

- Tender Offer Registered with CVM and SEC on Oct. 8
- Period to accept offer: from Oct. 9 to Nov 11

- Auction of tender offer: Nov. 18

- Price: R$ 16,58 (date of Sep. 23*) in cash

- Estimated Total Value : R$735M [2]
- (considering 100% acceptation)

Incorporation of Shares

- Enrollment of incorp. and all documents made available Oct. 28
- *Filing* with SEC and enrollment at CVM realized on Oct. 29. SEC must approve the register in order for the EGM to take place and to incorporate the shares.
- Convocation EGM today TCP and TCO for Dec. 22
- Ticker symbols will unify 30 days after the publication of the minutes of the EGM

[1] Value on 04/25/03

[2] Considering the price correction of R$ 16.58 until the date of the auction

* To be corrected on the date of the auction by Reference Rate (taxa ref.)

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Structure of Share Incorporation Incorporation of TCO shares by TCP, based on lei 6,404/76, will be realized by the exchange of all TCO shares for TCP; The ratio is 1.27 shares of TCP for each share of TCO, as announced on Jan. 16 and confirmed as providing equitable treatment as of October 27, 2003 by financial and economic analysis completed by Merrill Lynch and Citigroup; TCP will issue PN and ON shares to exchange for TCO shares. The PN shareholders of TCO will receive PN shared of TCP and ON shareholders of TCO (that don't accept the offer) will receive ON shares of TCP; As a result of the issuing of shares, the % of PN shares of TCP would be greater than 2/3. To ensure 1/3 ON : 2/3 PN, TCP will convert a limited number of its PN shares to ON shares. The possibility to convert will be offered to all PN shareholders of TCP at a 1 PN to 1 ON ratio. Brasilcel accepts to convert the amount of shares necessary to maintain a ratio of 2/3 PN: 1/3 ON*. *Number of shares to be converted depends on the acceptance rate of the tender offer: in order to guarantee capital composition of TCP at exactly 1/3 ON : 2/3 PN

Schedule of Share Incorporation October 28/29 Extraordinary General Meeting of TCO and TCP, approval and incorporation of shares Join stock ticker symbols for TCO and TCP 30 days after the publication of the minutes of the EGM 22 November December 50 days Announcement of the incorporation of TCO shares in a Relevant Notice Clearance of the register by SEC Filing of F4 with SEC and enrollment at the CVM Convocation of EGM of TCP and TCO to approve the operation, thus making available : 1) Enrollment of Incorporation of shares 2) Appraisal Report of Shareholders' Equity based on market value of TCO and TCP prepared by KPMG 3) Appraisal Report of Shareholders' Equity based on book value of TCO prepared by KPMG 4) Financial and economic analysis completed by Merrill Lynch and Citigroup